Please note this is in addition to the comments received from the SEC on October 5, 2009. The responses have already been submitted for the four comments and the purpose of this letter is to address the change in auditor due to the PCAOB violations regarding Moore.

i) We have engaged Seale and Beers to complete the audit for the fiscal year required in our filings with the Commission. They have completed the audit as shown in the most recent S-1/a filed on EDGAR.

ii)  The disclosure requested has been made in the Form S-1/a